Exhibit 4.7
Addendum: Share Deferral Program Under the Deutsche Bank Executive
Fund Tracker (EFT) for U.S. Residents
(Cash Bonus Deferral Plan)
As Amended Through November 30, 2005
Dated June 1, 2004, as amended through November 30, 2005
     This addendum (“Addendum”) supplements the Deutsche Bank Executive Fund Tracker (EFT) Plan for U.S. Residents (Cash Bonus Deferral Plan), as amended through November 30, 2005 (the “Plan”), by providing a separate share deferral program pursuant to which individuals eligible to participate in the Plan may defer certain Deutsche Bank equity awards. Except as expressly modified herein, all terms and conditions of the Plan are incorporated into this Addendum as if first set forth herein. The provisions of this Addendum shall in no way affect cash deferrals made in accordance with the Plan. Any capitalized terms contained but not defined in this Addendum will have the meanings provided in the Plan.
1.	Definitions
a.	“DB Equity Plan Award” means an award to a Participant of notional Deutsche Bank shares pursuant to any of DB’s notional equity plans such as DB Share Schemes, DB Restricted Equity Units Plan (“REUs”) or other notional equity award plans or programs applicable to such Participant, as amended from time to time, or such other equity compensation plan as the Committee, in its sole discretion, determines. For avoidance of doubt this does not include any actual or notional option or stock appreciation awards (such as the Performance Options or Partnership Appreciation Rights (“PARS”) awarded under the DB Global Partnership Plan or awards from the DB Stock Appreciation Rights Plan (“SARs”).

b.	“DB Equity Plan Award Vesting Date” means the date on which the notional Deutsche Bank shares awarded to a Participant pursuant to a DB Equity Plan Award vest and would otherwise be distributed to the Participant absent his or her deferral pursuant to this Plan.

c.	“Deferral Election” means, with respect to DB Equity Plan Awards, a Participant’s election to defer a portion of his or her DB Equity Plan Award(s) under the terms of the Plan, provided, that any such election shall be irrevocable once accepted by the Committee and no modifications to the distribution schedule of any such deferral shall be permitted, except as may otherwise be provided by the terms of the Plan.

d.	“Deferred Amount” means, with respect to DB Equity Plan Award(s), any portion of such DB Equity Plan Award(s) deferred pursuant to the Plan.

e.	“Election Year” means, with respect to DB Equity Plan Award(s), (i) prior to October 22, 2004, the calendar year preceding the DB Equity Plan Award Vesting Date(s) applicable to such DB Equity Plan Award(s), and (ii) on and following October 22, 2004, the calendar year that is two years before the DB Equity Plan Award Vesting Date(s) applicable to such DB Equity Plan Award(s). For example, the Election Year for DB Equity Plan Awards due to vest and be distributed in August of 2006 would be calendar year 2004.
2.	Deferral of DB Equity Plan Awards Employees who meet the eligibility requirements contained in Section 4 of the Plan shall be permitted to defer, in addition to any other Deferred Amounts under the Plan, up to 90% of DB Equity Plan Award(s) due to vest and be distributed in the calendar year two years after the applicable Election Year, provided that deferrals of DB Equity Plan Awards must have a minimum value of $15,000 at the time of the applicable Deferral Election and with respect to deferral elections made after October 22, 2004, such deferred elections shall not be effective until the DB Equity Plan Award Vesting Date and such deferrals must be for at least five (5) years after the date the applicable DB Equity Plan Award would have been distributed if not for the deferral election. Elections to defer DB Equity Plan Awards shall be made by the date set by the Governance Committee. If a Deferral Election requests deferral of an amount in excess of 90% of any DB Equity Plan Award(s), such request shall be adjusted by the Committee so that it complies with the 90% limit.

3.	Election Form Each Participant who wishes to defer a portion of any DB Equity Plan Award(s) shall complete a separate Election Form for such award(s) containing the following information, as well as any additional information reasonably required by the Committee:
a.	Confirmation of the DB Equity Plan Award Vesting Date(s) applicable to the deferred portion of the DB Equity Plan Award(s);

b.	The percentage, not to exceed 90%, of the DB Equity Plan Award(s) to be deferred under the Plan;

c.	The distribution schedules applicable to the deferred DB Equity Plan Award(s), as provided in Sections 5(b)(iii), 5(b)(iv) and 5(b)(v) of the Plan, provided that with respect to deferral elections made on or after October 22, 2004, each deferral must be for a minimum of five (5) years after the date such DB Equity Plan Award would have been distributed if not for the deferral election regardless of whether the Participant’s employment is terminated except that the distribution provision of Section 7(b)(ii) (disability) and (iii) (death) shall continue to apply.
4.	Crediting of Notional Deutsche Bank Shares to Deferral Account If a Participant makes a valid deferral of any portion of any DB Equity Plan Award(s), a number of notional Deutsche Bank Shares equal to the amount so deferred shall be credited to such Participant’s Deferral Account on the DB Equity Plan Award Vesting Date(s) applicable to the deferred portion of such DB Equity Plan Award(s). Notional Deutsche Bank shares credited to a Deferral Account under the Plan shall be held as notional Deutsche Bank shares at all times prior to their distribution, and, notwithstanding any provision of the Plan to the contrary, shall not be subject to reallocation as provided in Section 6(c) of the Plan. Any notional cash dividends paid on notional Deutsche Bank shares held in Deferral Accounts shall be notionally allocated to the default money market fund and may be notionally reallocated by Participants as provided in Section 6(c) of the Plan.
5.	Distribution of Deferred Amounts Any portion of a Participant’s Deferred Amount that is comprised of notional Deutsche Bank Shares shall be distributed, without exception, in Deutsche Bank shares, and shall otherwise be distributed in accordance with the provisions of Section 7 of the Plan, including without limitation, the termination of employment provisions contained therein provided that with respect to elections made on or after October 22, 2004, distributions will only be made on the date of the Participant’s death, Termination of Employment on account of the Participant’s Disability, or the date specified on the Election Form which date shall not be less than five (5) years after the date such Award would have been distributed if this deferral election had not been made, provided that the Participant may also receive a distribution in the event of an Unforeseen Hardship. Notional dividends (and any gains or losses on the notional investment thereof) shall be distributed in cash.
6.	No Rights In Notional Shares Participants shall have no rights in any Deutsche Bank shares as a result of the crediting of notional Deutsche Bank shares to their Deferral Accounts.
7.	Participation Fees If a Participant’s employment with the Company is terminated, a quarterly administration fee of 15 basis points will be assessed on the balance of notional Deutsche Bank shares held in the Plan for such Participant. No participation fees will be charged to Participants who are active employees of the Company with respect to notional Deutsche Bank shares held in the Plan.
In addition to those risks noted in the Plan, the value of any Deferral Account holding notional Deutsche Bank Shares is subject to risk at all times based upon the performance of the notional Deutsche Bank shares held in such Deferral Accounts. If the value of notional Deutsche Bank shares decreases in the future, the value of a Deferral Account holding such shares may be lower than the value of the initial Deferred Amounts. Although Deferred Amounts will not actually be invested in Deutsche Bank shares, such amounts will be subject to gains and losses attributable to such shares.